1(212) 318-6275

rachaelschwartz@paulhastings.com

January 24, 2014	75302.00001

VIA EDGAR

Mr. Chad Eskildsen

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C.  20549

Re:                             Helios Advantage Income Fund, Inc. (811-21631)

Helios High Income Fund, Inc. (811-21332)

Helios High Yield Fund (811-08795)

Helios Multi-Sector High Income Fund, Inc. (811-21833)

Helios Strategic Income Fund, Inc. (811-21487)

Brookfield Investment Funds (811-22558)

Dear Mr. Eskildsen:

This letter responds to your telephonic comments communicated to the undersigned on December 27, 2013, with respect to the most recent Annual Report on Form N-CSR (the “Annual Report”) of each of Helios Advantage Income Fund, Inc. (“HAV”), Helios High Income Fund, Inc. (“HIH”), Helios High Yield Fund (“HHY”), Helios Multi-Sector High Income Fund, Inc. (“HMH”), Helios Strategic Income Fund, Inc. (“HSA”) and Brookfield Investments Funds (the “Trust,” and together with HAV, HIH, HHY, HMH and HSA, the “Funds”), which were filed with the Securities and Exchange Commission (the “SEC”).

The Funds’ responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference.

Brookfield Investment Funds:

Comment 1: In the Management’s Discussion of Fund Performance for each series of the Trust, the statement required by Form N-1A Item 27(b)(7)(ii) does not accompany the graph and table.  The required statement is: “The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.”

Mr. Chad Eskildsen

January 24, 2014

Response 1:  Going forward, the statement required by Form N-1A Item 27(b)(7)(ii), will be added to accompany the graph and table for each series of the Trust.

Comment 2:  Please confirm that the Brookfield Global High Yield Fund has not yet commenced operations.

Response 2:  The Trust confirms that its series, Brookfield Global High Yield Fund, has not yet commenced operations.

Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios High Yield Fund, Helios Multi-Sector High Income Fund, Inc., and Helios Strategic Income Fund, Inc.:

Comment 3: In the Financial Highlights for each Fund, the information regarding senior securities as required by Form N-2 Item 4.3 is not included.

Response 3:  The Funds do not believe that the information called for in Form N-2 Item 4.3 is clearly applicable to the annual shareholder report. Item 24.4 of Form N-2 sets forth the information a registered investment company must include in its annual report to shareholders, as filed on Form N-CSR. Item 24.4 of Form N-2 does not specifically require that an annual report to shareholders include the information called for by Item 4.3 of Form N-2. Nevertheless, the Funds will present the information in Form N-2, Item 4.3 disclosure in the shareholder report going forward.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above.  Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz
for PAUL HASTINGS LLP

January 24, 2014

VIA EDGAR

Mr. Chad Eskildsen

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N.E.

Washington, D.C.  20549

Re:                             Helios Advantage Income Fund, Inc. (811-21631)

Helios High Income Fund, Inc. (811-21332)

Helios High Yield Fund (811-08795)

Helios Multi-Sector High Income Fund, Inc. (811-21833)

Helios Strategic Income Fund, Inc. (811-21487)

Brookfield Investment Funds (811-22558)

Dear Mr. Eskildsen:

In connection with your review of the most recent Annual Report on Form N-CSR (the “Annual Report”) of each of Helios Advantage Income Fund, Inc. (“HAV”), Helios High Income Fund, Inc. (“HIH”), Helios High Yield Fund (“HHY”), Helios Multi-Sector High Income Fund, Inc. (“HMH”), Helios Strategic Income Fund, Inc. (“HSA”) and Brookfield Investments Funds (the “Trust,” and together with HAV, HIH, HHY, HMH and HSA, the “Funds”), which were filed with the Securities and Exchange Commission (the “SEC”), the Funds acknowledges that:

1.                                      In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.                                      The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.                                      The Funds represents that neither they nor their management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Angela W. Ghantous

Angela W. Ghantous
Treasurer